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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Coldstream Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One 100th Avenue NE Suite 102
(No. and Street)

Bellevue	WA	98004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Erika Yelle	425-283-1604	erika.yelle@coldstream.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP
(Name – if individual, state last, first, and middle name)

999 Third Avenue Suite 2800	Seattle	WA	98104-4019
(Address)	(City)	(State)	(Zip Code)

10/16/2003	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Erika Yelle _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Coldstream Securities, Inc. _____, as of 2/24 _____, 2025 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KAREN A KARAICA
Notary Public
State of Washington
Commission # 37045
My Comm. Expires Oct 29, 2025

Notary Public

Signature:

Title: Chief Compliance

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

COLDSTREAM SECURITIES, INC.
Report of Independent Registered Public Accounting Firm and
Financial Statements with Supplementary Information
Year Ended December 31, 2024

COLDSTREAM SECURITIES, INC.
<u>CONTENTS</u>

Page



Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
Coldstream Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Coldstream Securities, Inc. (the "Company") as of December 31, 2024, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Seattle, Washington
February 19, 2025

We have served as the Company's auditor since 2014.

COLDSTREAM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

ASSETS		
Cash (Note 1)	$	251,552
Accounts receivable (Note 1)		2,850
Due from related party (Note 3)		7,108
Prepaid Expenses		45,229
TOTAL ASSETS	$	306,739

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	5,660
TOTAL LIABILITIES		5,660
CONTINGENCIES (Note 4)		
SHAREHOLDER'S EQUITY		
Common stock, no par, 112 shares authorized, issued and outstanding		10,000
Additional paid-in capital		777,741
Accumulated deficit		(486,662)
TOTAL SHAREHOLDER'S EQUITY		301,079
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	306,739

The accompanying notes are an integral part of these financial statements.

COLDSTREAM SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUE		
Commissions	$	36,057
Referral fees		95,068
Distribution fees		9,523
TOTAL REVENUE		140,648
EXPENSES		
Commission		42,132
Administrative fees (Note 3)		38,952
Insurance fees		33,722
Professional fees		30,765
Licenses and permits		26,645
Miscellaneous		1,328
TOTAL EXPENSES		173,544
NET LOSS BEFORE PROVISION FOR TAXES		(32,896)
Income tax benefit		6,908
NET LOSS	$	25,988

The accompanying notes are an integral part of these financial statements.

COLDSTREAM SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at December 31, 2023	112	$ 10,000	$ 677,741	$ (460,674)	$ 227,067
Contribution			100,000		100,000
Net loss				(25,988)	(25,988)
Balance at December 31, 2024	112	$ 10,000	$ 777,741	$ (486,662)	$ 301,079

The accompanying notes are an integral part of these financial statements.

COLDSTREAM SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$ (25,988)
Changes in operating assets and liabilities	
Increase in accounts receivable	(640)
Decrease in accounts payable and accrued expenses	(87)
Decrease in due from related party and other assets	10,971
NET CASH USED IN OPERATING ACTIVITIES	(15,744)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contribution from Parent Company	100,000
NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES	100,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(84,256)
CASH AT BEGINNING OF YEAR	167,296
CASH AT END OF YEAR	$ 251,552

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:

Interest paid	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

5

COLDSTREAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2024

NOTE 1 –ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Coldstream Securities, Inc. (the "Company") is incorporated in the state of Delaware and is a wholly owned subsidiary of Coldstream Holdings, Inc. (the "Parent"). The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission and conducts business primarily in private placements, variable annuities, mutual funds trails, 12b-1 fees, variable annuity commissions, referral fees and state directed 529 plan commissions to customers throughout the United States.

Under its membership agreement with FINRA and relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts.

The Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and referring securities transactions to other broker-dealers.

Cash consists of cash on hand, checking and savings accounts. There are no withdrawal restrictions on cash. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2024.

The Company is affiliated with The Rainier Group, Inc. "RGI". RGI is a business consulting firm that advises the owners of mid-market, privately held companies on strategic issues such as management succession, ownership transition, key employee retention, corporate governance, and business valuation. While delivering its consulting services, RGI may advise a business owner that their best strategic option is to sell their business. RGI may determine it needs to refer the business owner to a reputable third-party mid-market investment banking firm that has expertise in the RGI client's industry to market the business for sale. RGI has referral agreements with various third-party investment banks which specify that upon the successful sale of the business by the investment bank, RGI shall receive a referral fee which is typically a percentage of the success fee the investment bank charges the seller, which is recorded as revenue by the Company. Referral fees are earned when the referral is accepted by the client. Referral fees are not recognized at the time the referral is completed because there are multiple requirements to meet per the contract due to the timing of closing of transactions between the referral and the client, the closing price and payment conditions established between the parties. Revenue will not be recognized until it is probable that a significant reversal will not occur. Coldstream Securities, Inc. earned referral fee revenues in 2024 totaling $95,068.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in

6

NOTES TO FINANCIAL STATEMENTS
December 31, 2024

time or over time; how to allocate transaction prices where, and if, multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. Economic conditions that may affect the Company's performance primarily include the general economic and market conditions in the United States.

Commission revenues are sourced from state directed 529 plans, mutual funds, and annuities. A portion of the revenue from mutual funds and annuities are based on a fixed rate applied, as the performance obligation is satisfied at the time of each individual sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.
The Company performs an evaluation at contract inception to determine whether it is probable that the Company will collect substantially all of the consideration to which it will be entitled.

The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments — Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the guidance, the Company can determine there are no expected credit losses in certain circumstances. An allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including receivables recognized under ASC 606. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. The Company had no allowance for credit losses for trade receivables at January 1, 2024, or December 31, 2024. The Company had receivables from contracts with customers of $2,850 as of December 31, 2024, and $2,210 as of December 31, 2023. The Company did not have deferred revenue as of December 31, 2024, and December 31, 2023.

COLDSTREAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2024

The Company files a consolidated federal tax return with its Parent. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company accounts for income taxes in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) Topic 740-10, *Accounting for Income Taxes*. Under the asset and liability method of FASB ASC Topic 740-10, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2020. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment later based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits as changes to income in income tax expense, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2024.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined under such provisions. On December 31, 2024, the Company had net capital and net capital requirements of $245,892 and $5,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.0230 to 1.0.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

COLDSTREAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2024

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company and its Parent are under common control and the existence of that control creates operating results and financial positions significantly different than if the companies were autonomous. Company utilizes space, personnel and other services and overhead which are incurred by affiliated companies. These services, totaling $38,952, were transacted in the normal course of business, and were recorded as specific expenses in the period provided.

Allocation of federal and state income taxes filed at the Parent's consolidated level has been made throughout 2023 and 2024. In connection with this allocation, for the 2024 tax year, $7,108 is due from the parent as of December 31, 2024.

NOTE 4 – CONCENTRATIONS AND CREDIT RISK

The Company may from time to time be involved in regulatory examinations, potential inquiries, investigations, and proceedings by the SEC, FINRA, or other state and local regulatory agencies. As of December 31, 2024, there were no pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with FASB ASC 450, Accounting for Contingencies.

The Company maintains cash balances in one financial institution, which is insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. The Company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential loss is minimum, if any.

NOTE 5 – SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including revenues sourced from state directed 529 plans, mutual funds, annuities, and referral fees from third-party investment banking firms. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the Company, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy with regulatory agencies.

COLDSTREAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
<u>December 31, 2024</u>

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 68 percent of its total revenues from referral agreements with a single external investment bank in 2024 (see Note 1).

The financial information for the Company's single operating segment is the same as the financial information presented in the statements of financial condition, operations, changes in shareholder's equity, and cash flows.

NOTE 5 – SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the date of the statement of financial condition but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements.

The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the date of the statement of financial condition and before the financial statements were available to be issued. The Company has evaluated subsequent events through February 19, 2024, which is the date the financial statements were available to be issued. The Company is not aware of subsequent events that would require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

COLDSTREAM SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT
TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2024

Total shareholder's equity	$	301,079
Less - Nonallowable assets:		
Accounts Receivable		2,850
Other assets		52,337
Total debits		55,187
NET CAPITAL		245,892
Minimum requirements of 6-2/3% of aggregate indebtedness of		
$ 377 or $5,000, whichever is greater		5,000
Excess net capital	$	240,892
AGGREGATE INDEBTEDNESS:		
Accounts payable & accrued expenses	$	5,660
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.0230 to 1.0

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17a-5 as of December 31, 2024.

The Company does not carry customer accounts or otherwise hold customer funds. The Company limits its business activities to (1) effecting securities transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company, and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and referring securities transactions to other broker-dealers. The Company is therefore not required to prepare the computation for determination of reserve requirements or information relating to possession and control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934.